Via:  EDGAR

November 20, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3720

Attention:	Larry Spirgel
Assistant Director

	Re:	SureWest Communications
Form 10-K for the fiscal year ended December 31, 2008
Filed March 16, 2009
Forms 10-Q for quarters ended March 31, 2009 and June 30, 2009
File No. 000-29660

Ladies and Gentlemen:

This letter sets forth the responses of SureWest Communications ( “SureWest” or the “Company”) to the comments contained in your letter, dated November 16, 2009, relating to the above-captioned Form 10-K and 10-Q’s.  Your comments are set forth in bold/italicized text below, and the Company responses are set forth in plain text immediately beneath each comment.

Form 10-K for the Fiscal Year ended December 31, 2008

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 9

Annual Incentive or Short Term Incentive (“STI”) Compensation, page 10

1.              We note your response to comment two in our letter dated October 9, 2009.  Please confirm specifically whether you will disclose in future filings the performance targets and the threshold levels for each performance goal that is material to your executive compensation policies and decisions.  Otherwise, please provide in your response letter a detailed explanation of your conclusion that you may omit this information under Instruction 4 to Regulation S-K Item 402(b) because its disclosure would result in competitive harm.

In future filings, the Company will disclose the performance targets and the threshold levels for each performance goal that are material to our executive compensation policies and decisions.

WWW.SUREWEST.COM

PO Box 969 • Roseville, CA 95661-0969

Comparative Benchmarking, page 15

2.              We have considered your response to comment six in our letter dated October 9, 2009.  In future filings, confirm that you will disclose the constituent companies of surveys that you use for benchmarking purposes or, if you do not know the identities of the companies to which you are benchmarking, disclose this fact and explain why.

In future filings, the Company will disclose the constituent companies of surveys that we use for benchmarking purposes or, if we do not know the identities of the companies to which we are benchmarking, we will disclose this fact and explain why.

Summary Compensation Table, page 17

3.              We have considered your response to comment seven in our letter dated October 9, 2009.  It appears that the operation of your short term incentive plan corresponds to the example of a non-equity incentive plan in Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations.  In future filings, if you continue to have a similar annual incentive or STI program, please confirm that you will report STI compensation as non-equity incentive plan compensation in column (g) of the Summary Compensation Table as well as in the Grants of Plan-Based Awards Table.

In future filings, if the Company continues to have a similar annual incentive or STI program, we will report STI compensation as non-equity incentive plan compensation in column (g) of the Summary Compensation Table as well as in the Grants of Plan-Based Awards Table.

* * *

SureWest acknowledges that we are responsible for the adequacy and accuracy of the disclosure in our filings. In addition, the Company acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call me at (916) 786-1000, or Dan Bessey, Vice President and Chief Financial Officer, at (916) 786-1166.

Sincerely,

/s/ Steven C. Oldham
Steven C. Oldham
President and Chief Executive Officer